                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                                               COMMISSION FILE NUMBER 333-65055

                          NOTIFICATION OF LATE FILING

(Check One):  [ ]  Form 10-K and Form 10-KSB     [ ]  Form 11-K
              [ ]  Form 20-F    [X]  Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended: March 31, 2002
                 --------------------------------------------------------------

[ ]      Transition Report on Form 10-K and Form 10-KSB

[ ]      Transition Report on Form 20-F

[ ]      Transition Report on Form 11-K

[ ]      Transition Report on Form 10-Q and Form 10-QSB

[ ]      Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable
                                -----------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable
                                                        -----------------------


-------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  FCB Financial Corp.
                        -------------------------------------------------------

Former name if applicable: C & S Bancorporation, Inc.
                          -----------------------------------------------------

Address of principal executive office (Street and number):
401 Mall Boulevard, Suite 101B
---------------------------------------------------------------

City, State and Zip Code:  Savannah, Georgia  31406
                         ------------------------------------------------------


                                    12525-1

                                    PART II
                            RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

         During the fiscal quarter ending March 31, 2002, the Registrant commenced banking operations and completed its acquisition of the performing loans and its assumption of certain deposit and other liabilities of the Savannah branch office of The Tattnall Bank. Due to the significant time and attention required of management in connection with these matters, the Registrant experienced delays in gathering the information required to complete the preparation of its financial statements as well as other portions of its quarterly report on Form 10-QSB. The Registrant expects to file its Form 10-QSB no later than May 20, 2002, the 5th day following the prescribed due date.


                                    12b25-3

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

    Brian R. Foster                (912)                         303-0209
-------------------------------------------------------------------------------
      (Name)                    (Area code)                (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    12b25-4

                              FCB Financial Corp.
-------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date: May 15, 2002               By:  /s/ Brian R. Foster
                                      -----------------------------------------
                                           Name:  Brian R. Foster
                                           Title: President and Chief Executive
                                                  Officer